SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville (City) Tennessee (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Wilkinson (865)777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coulter & Justus, P.C.
(Name – *if individual, state last, first, middle name*)

9717 Cogdill Road, Suite 201 (Address) Knoxville (City) Tennessee (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046930

XL
KW
3/12/14

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DD
3/20/14

OATH OR AFFIRMATION

I, Wade Wilkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Services Network, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

J. M. PATEL STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

My Commission Expires April 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Consolidated Statement of Financial Condition

Securities Service Network, Inc.

Year ended December 31, 2013
with Report of Independent Auditors

Securities Service Network, Inc.

Consolidated Statement of
Financial Condition

December 31, 2013

Contents

Audited Financial Statements

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

C&J COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Report of Independent Auditors

To the Board of Directors and Stockholders
Securities Service Network, Inc.

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc. and subsidiaries as of December 31, 2013, and the related notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

COULTER & JUSTUS, P.C.

To the Board of Directors and Stockholders
Securities Service Network, Inc.

Opinion

In our opinion the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of Securities Service Network, Inc. and subsidiaries as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 24, 2014

Securities Service Network, Inc.

Consolidated Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	**$ 9,724,709**
Deposits with clearing organizations	**180,020**
Receivable from clearing organizations	**2,497,433**
Receivable from independent registered agents	**151,900**
Securities owned, at fair value	**1,699,204**
Prepaid expenses and other assets	**158,913**
State income taxes receivable, including deferred taxes of $93,400	**136,724**
Total assets	**$ 14,548,903**
Liabilities and stockholders' equity	
Liabilities:	
Payable to clearing organizations	**$ 84,794**
Payable to independent registered agents	**2,828,166**
Accrued compensation	**1,443,945**
Accounts payable and other accrued expenses	**1,480,028**
	5,836,933
Stockholders' equity:	
Common stock, no par value, authorized 2,000 shares: issued and outstanding 1,000 shares	**6,000**
Retained earnings	**8,705,970**
	8,711,970
Total liabilities and stockholders' equity	**$ 14,548,903**

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. Description of Business

Securities Service Network, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activities of Securities Service Network, Inc. and its wholly owned subsidiaries (collectively, the Company) are to provide support to its affiliated independent registered representatives through clearing general securities transactions and by providing research support, risk management, and educational opportunities. The Company's success is largely dependent upon the securities market and retaining its representatives.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance Company, LTD, which is domiciled in the British Virgin Islands. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

The Company also grants credit to its representatives, substantially all of whom are independent registered representatives that are geographically dispersed across the country.

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2013, there were no accounts which management determined to be uncollectible.

2. Significant Accounting Policies (*continued*)

Securities Owned

Securities owned are comprised of mutual funds, all of which are classified by management as trading securities as they are bought and held principally for the purpose of selling them in the near term. These securities are reported at fair value based on the quoted market prices of the securities with net realized and unrealized gains and losses included in earnings.

Fair Value

Current accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

See Note 3 *Securities Owned*, for more information on the fair value of financial assets and liabilities.

2. Significant Accounting Policies (*continued*)

Income Taxes

The stockholders of the Company have elected S corporation status under the Internal Revenue Code. The stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these consolidated financial statements. Certain specific deductions and credits flow through the Company to its stockholders. The State of Tennessee and other states do not provide for a similar election, therefore, the Company is responsible for all franchise and excise taxes and a provision and related liability have been included in the consolidated financial statements.

With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2011. Interest or penalties, if any, incurred related to taxes are reported in operating expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant differences for the Company primarily relate to accrued compensation.

Concentration in Credit Risk for Cash and Accounts Receivable

The Company maintains its cash in bank deposit accounts and brokerage accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) up to certain limits. As of December 31, 2013, the Company had approximately $8,300,000 in cash and cash equivalents in excess of FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts.

Two clearing houses accounted for substantially all of the Company's accounts receivable as of December 31, 2013.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (*continued*)

Subsequent Events

Management has evaluated subsequent events through February 24, 2014, the date the financial statement were available for issuance.

3. Securities Owned

Securities owned at December 31, 2013 consist of mutual fund equities with a fair value of $1,699,204 and cost of $1,679,109. The following are the Company's trading securities, within the fair value hierarchy, as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Government Bond Index Funds	$ 764,584	$ –	$ –	$ 764,584
Corporate Bond Index Funds	834,822	–	–	834,822
Other Mutual Funds	99,798	–	–	99,798
	$1,699,204	$ –	$ –	$1,699,204

4. Management Incentive Plans

The Company has two non-qualified incentive plans for key employees to compensate those employees for the future long-term growth of the Company.

Stock Appreciation Right Plan (SARP)
Participants in the SARP are awarded units that represent a hypothetical number of shares of Company stock corresponding in value to one percent of the outstanding shares of Company stock. The value of the Company stock is determined by a committee as appointed by the Company's board of directors.

Benefits under this plan become payable to its participants upon the occurrence of certain events as defined in the agreement. As of December 31, 2013 all participants in the SARP were fully vested in the plan and a liability is recorded in accrued compensation on the accompanying consolidated statement of financial condition. If obligations to an individual participant exceed $100,000, the Company may, at its option, liquidate the obligation over a five year period in equal installments following the triggering event.

Supplemental Executive Compensation Plan (SECP)

Participants in the SECP are awarded units at a fixed value with a combined value of $808,000. Benefits under this plan become payable to its participants upon the occurrence of certain events as defined in the agreement. As of December 31, 2013, a liability is recorded in accrued compensation associated with the SECP.

5. Defined Contribution Plan

Certain employees are covered by a defined contribution plan sponsored by the Company. The Company's contributions to the plan include a safe harbor match of 4% and a discretionary contribution as determined by the Board of Directors.

6. Related Party Office Lease

The Company has an operating lease for office facilities with an entity controlled by the Company's stockholders and directors which expires on March 31, 2015. As of December 31, 2013, future minimum rental payments under the operating lease amounted to the following:

2014	**$262,500**
2015	**65,625**
	$328,125

7. Related Party Transactions

The Company engages in various transactions with its stockholders, board of directors and other business entities controlled by its stockholders and members of its board of directors. Advances to related parties were approximately $62,330 as of December 31, 2013.

8. Contingencies

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings. The Company estimates potential losses that may arise out of these proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated. Information regarding potential losses is accumulated over time and the estimates of the liability are revised accordingly, with the change recognized in the period revisions are made. While the Company believes its estimates for potential losses are reasonable, it is at least reasonably possible that a change in the estimate will occur in the near future.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $5,210,490, which was $4,843,627 in excess of its required capital of $366,863. The Company's net capital ratio was 1.06 to 1.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Assets	Total Stockholder's Equity (Deficit)
SSN Advisory, Inc.	$ 2,746	$ 4,658
SSN Agency, Inc.	4,829	1,863
SSN Agency of Texas, Inc.	1,177	3,000
Network Agency	5,920	(23,630)
Network Agency of Alabama, Inc.	300	(214)
Network Agency of Ohio, Inc.	3,803	1,116
Fort Loudon Insurance Company, Ltd.	3,061,907	1,350,185
Total	$ 3,080,682	$1,336,978

Subsidiaries are excluded from the computation of the Company's net capital.